Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4048

News Release

May 30, 2007

Catalyst announces initiatives to improve profitability

Vancouver, BC - Catalyst Paper announced a series of initiatives today in a continuing drive to reduce costs and improve profitability. They include

•	Indefinite curtailment of one paper machine effective September 1, 2007;
•	Elimination of 130 support positions bringing the overall workforce reduction to 480 in 2007;
•	Relocation of the corporate office from Vancouver to Richmond; and
•	Centralization of some mill and corporate administrative functions in Nanaimo.

An $8 million improvement in annual profitability is expected from the indefinite closure of the Port Alberni Division’s No. 4 paper machine. This will displace 134,000 tonnes of the company’s least profitable newsprint business, reduce its highest cost fibre requirements and result in the layoff of 185 staff and hourly employees additional to the workforce reductions announced. Lightweight coated and directory capacity will remain unchanged.

The overhaul of corporate structure, involving reduction of 130 support positions, centralization of functions and office moves, is expected to deliver annual savings of $16 million with one-time costs of $19 million.

“Reducing costs is an immediate priority given the high Canadian dollar and the decline in North American newsprint consumption,” said Richard Garneau, president and chief executive officer. “While we regret the strain these cost-saving measures will place on the employees involved, they are necessary to the long term success of our business and our position in key market segments.”

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills located within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, B.C.

Certain matters described in this release are forward-looking, including statements with respect to assessment of market conditions, demand for products, anticipated savings and cost reductions, and improvements in profitability. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-654-4212